                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                               Input/Output, Inc.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    457652105
                                 (CUSIP Number)

                              James M. Lapeyre, Jr.
                                220 Laitram Lane
                            Harahan, Louisiana 70123
                                 (504) 733-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 457652105                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      James M. Lapeyre, Jr.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      Not applicable
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power

   NUMBER OF                857,716 shares of Common Stock, $0.01 par value per
                            share ("Common Stock")
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power

   OWNED BY                 6,974,824 shares of Common Stock
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power

    PERSON                  857,716 shares of Common Stock
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power

                            6,974,824 shares of Common Stock
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      7,832,540 shares of Common Stock
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

                                                                             [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      15.3%
--------------------------------------------------------------------------------

Cusip No. 457652105                                           Page 3 of 8 Pages

14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

Cusip No. 457652105                                            Page 4 of 8 Pages

                                  SCHEDULE 13D

Preliminary Statement

This filing by James M. Lapeyre, Jr., (sometimes called the "Reporting Person") amends a Schedule 13D filed by Mr. Lapeyre on February 4, 1999 and an amendment thereto filed on April 28, 2003. These filings relate to equity securities of Input/Output, Inc. ("I/O"). Only the amendments to the Schedule resulting from the transaction reported in Item 5 and from events occurring after April 28, 2003 are reproduced below. For a discussion of prior direct and indirect acquisitions by the Reporting Person of I/O shares and related matters, please see his original Schedule 13D filed on February 4, 1999 and Amendment No. 1 to that Schedule filed on April 28, 2003.

The Reporting Person is a director of I/O and Chairman of its Board of Directors. As a director of I/O, the Reporting Person may take an active role in corporate strategy and business decisions involving I/O, and the Reporting Person has elected to file this Statement on Schedule 13D rather than on
Schedule 13G as a precautionary measure. The election to file this amended statement on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed pursuant to
Section 240.13d-1(e), or otherwise, or that the Reporting Person holds securities of I/O with a purpose or effect of changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect. Neither does the election to file this amended statement on Schedule 13D constitute an acknowledgment or admission by the Reporting Person that the Reporting Person does not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of I/O, a Delaware corporation, whose principal executive offices are located at 12300 Parc Crest Drive, Stafford, Texas 77477.

ITEM 2. Identity and Background.

The Reporting Person, James M. Lapeyre, Jr., is currently employed as the President and chief executive officer of Laitram, L.L.C., whose principal business is acting as the parent holding company of five wholly-owned subsidiaries which design, manufacture and sell industrial products. Laitram, L.L.C.'s and Mr. Lapeyre's address is, and Laitram's principal offices are located at, 220 Laitram Lane, Harahan, Louisiana 70123.

During the last five years, Mr. Lapeyre has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lapeyre is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The purchase price for the shares of I/O Common Stock purchased by Laitram, L.L.C. ("Laitram"), as described in Item 5(c), was funded through Laitram's Revolving Line of Credit with Whitney National Bank, as lender and as agent for Hibernia National Bank and Bank One, NA. The total aggregate principal amount of the line of credit is $40,000,000. The line of credit is evidenced by a Loan Agreement dated April 9, 2003, by and among Laitram, its parent and subsidiary companies, Mr. Lapeyre and the lenders, and three commercial notes dated the same date. The loan agreement and the notes are filed as Exhibit 99.4 to this amended Schedule 13D.

ITEM 4. Purpose of Transaction.

Mr. Lapeyre is the President and chief executive officer of Laitram, L.L.C., which owns 6,941,044 shares of Common Stock of I/O. Mr. Lapeyre may be deemed to beneficially own the I/O Common Stock held by Laitram. On December 5, 2003, Laitram purchased 2,150,000 of those shares of Common Stock of I/O, which were sold short by purchasers of I/O's convertible senior notes concurrently with the offering of the notes.

Cusip No. 457652105                                            Page 5 of 8 Pages

The additional shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre were acquired by him through open market transactions, directly from I/O in lieu of directors' fees, or as a distribution from Laitram Group, Inc. As set forth in Item 5 of this Schedule 13D, Mr. Lapeyre disclaims the beneficial ownership of certain of those shares.

The Reporting Person and Laitram, L.L.C. hold Common Stock of I/O as an investment. Subject to market conditions and other factors deemed relevant to him, the Reporting Person may purchase, directly or indirectly, additional shares of I/O Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions.

The Reporting Person is a director of I/O. In his capacity with I/O, the Reporting Person may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of I/O; extraordinary corporate transactions involving I/O or any of its subsidiaries; selling or transferring a material amount of assets of I/O or any of its subsidiaries; changing the present board of directors or management of I/O; materially changing the present capitalization or dividend policy of I/O; making other material changes in I/O's business or corporate structure; changing I/O's charter, bylaws or instruments corresponding thereto or other actions which may affect control of I/O; causing the I/O Common Stock no longer to be quoted on the New York Stock Exchange; causing the I/O Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or taking any action similar to any of those enumerated above.

Other than as described in the original Schedule 13D filed by the Reporting Person or any amendment thereto, the Reporting Person does not have any plans or proposals that relate to or would result in any of the following actions:

o the acquisition by any person of additional securities of I/O or the disposition of securities of I/O;

o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving I/O or any of its subsidiaries;

o a sale or transfer of a material amount of assets of I/O or any of its subsidiaries;

o any change in the present board of directors or management of I/O, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

o any material change in the present capitalization or dividend policy of I/O;

o    any other material change in I/O's business or corporate structure;

o changes in I/O's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of I/O by any person;

o causing a class of securities of I/O to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

o causing a class of securities of I/O to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

o    any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a) Mr. Lapeyre may be deemed to be the beneficial owner of 7,832,540 shares of I/O Common Stock, including 70,000 shares subject to exercisable options, representing approximately 15.3% of the shares of Common Stock of I/O believed to be outstanding.

(b) Of the 7,832,540 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre, he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 857,716 shares, and may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of 6,974,824 shares.

Laitram, L.L.C. is the owner of record of 6,941,044 shares of Common Stock of

Cusip No. 457652105                                            Page 6 of 8 Pages

I/O reported herein as beneficially owned by Mr. Lapeyre. Mr. Lapeyre has the sole power as President and chief executive officer of Laitram, L.L.C. to vote or direct the vote and to dispose or direct the disposition of these 6,941,044 shares, unless the Board of Managers of Laitram, L.L.C. changes that power, in which case Mr. Lapeyre may be deemed to share such power with the Board. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the 6,941,044 shares of Common Stock of I/O owned of record by Laitram, L.L.C.

Mr. Lapeyre jointly owns with his wife 10,500 shares of I/O Common Stock reported herein as beneficially owned by him, and she shares with him the power to vote or to direct the vote and the power to dispose or to direct the disposition of such securities. In addition to the 7,832,540 shares reported as beneficially owned by Mr. Lapeyre, Mrs. Lapeyre beneficially owns 30,000 shares of I/O Common Stock, and she exercises the sole power to vote or direct the vote and to dispose or direct the disposition of such securities. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims beneficial ownership of the shares beneficially owned by his wife.

Mr. and Mrs. Lapeyre jointly own as trustees of three separate trusts (each of which holds 3,500 shares of Common Stock) for the benefit of their three children 10,500 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or to direct the vote and the power to dispose or to direct the disposition of all such securities. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of the 10,500 shares of Common Stock that they jointly own as trustees.

One of Mr. and Mrs. Lapeyre's three children who is a minor owns 12,780 shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or direct the vote and to dispose or direct the disposition of these shares. Mr. Lapeyre also holds 10,000 additional I/O shares as custodian for this minor child, over which Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of the 22,780 shares owned by their minor child but reported herein as beneficially owned by Mr. Lapeyre.

Mr. Lapeyre's wife's name is Sally Huger Lapeyre. Her address is c/o Mr. James
M. Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123, and she is not employed. During the last five years, Mrs. Lapeyre has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Lapeyre is a citizen of the United States.

(c) During the past sixty days, Mr. Lapeyre has not effected any transactions involving the Common Stock of I/O except as reported in this Item 5(c). On December 5, 2003, Laitram, L.L.C. purchased 2,150,000 shares of I/O Common Stock sold short by purchasers of I/O's convertible senior notes concurrently with the offering of the notes. The purchase price was $3.48 per share.

Cusip No. 457652105                                            Page 7 of 8 Pages

(d) Laitram, L.L.C. is the owner of record of 6,941,044 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre. As such, Laitram, L.L.C. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and such right or power relates to more than 5% of the issued and outstanding shares of the Common Stock of I/O.

Certain shares of I/O Common Stock owned by Mr. Lapeyre may be deemed community property under Louisiana law, and in that case both he and his wife would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, both Mr. and Mrs. Lapeyre are deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of I/O Common Stock owned of record by their minor child.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the distribution by Laitram, L.L.C. on March 26, 2003, of 1,002,956 shares of I/O Common Stock to Laitram Group, Inc., its sole member, and the re-distribution of such shares prorata by Laitram Group, Inc. to its shareholders, certain of the Laitram Group, Inc. shareholders agreed that for a period of three years, they will not sell the I/O shares they received in the distribution without the written consent of the majority of the parties to the agreement, voting in proportion to their ownership of the distributed shares. The shareholders of Laitram Group, Inc. who are parties to that agreement are James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui.

Description of the contents of any document referred to in this Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT 99.1 Agreement and Plan of Merger dated as of September 30, 1998 by and among I/O Marine, Inc., I/O, DigiCourse, Inc. and The Laitram Corporation. (Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File
               No. 1-13402.)

EXHIBIT 99.2 Registration Rights Agreement dated as of November 16, 1998 by and between I/O and The Laitram Corporation. (Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402.)

EXHIBIT 99.3 Shareholders Agreement dated March 26, 2003, among James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui. (Incorporated by reference to Exhibit 99.1 filed with Amendment No. 1 to Schedule 13D by Mr. Lapeyre on
               April 28, 2003.)

EXHIBIT 99.4 Loan Agreement dated April 9, 2003, by and among Laitram, L.L.C., Laitram Group, Inc., Intralox, Inc., Laitram Machinery, Inc., Lapeyre Stair, Inc., Laitram Machine Shop, L.L.C., Lapeyre Properties, L.L.C., James M. Lapeyre, Jr., Whitney National Bank, Hibernia National Bank and Bank One, NA, and commercial notes thereunder.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           /s/ James M. Lapeyre, Jr.
                          ----------------------------
                          James M. Lapeyre, Jr.

Dated: January 13, 2004

Cusip No. 457652105                                            Page 8 of 8 Pages

                                  EXHIBIT INDEX

Exhibit
Number      Description
------      -----------

99.1 Agreement and Plan of Merger dated as of September 30, 1998 by and among I/O Marine, Inc., I/O, DigiCourse, Inc. and The Laitram Corporation. (Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File
            No. 1-13402.)

99.2 Registration Rights Agreement dated as of November 16, 1998 by and between I/O and The Laitram Corporation. (Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402.)

99.3 Shareholders Agreement dated March 26, 2003, among James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui. (Incorporated by reference to Exhibit 99.1 filed with Amendment
            No. 1 to Schedule 13D by Mr. Lapeyre on April 28, 2003.)

99.4 Loan Agreement dated April 9, 2003, by and among Laitram, L.L.C., Laitram Group, Inc., Intralox, Inc., Laitram Machinery, Inc., Lapeyre Stair, Inc., Laitram Machine Shop, L.L.C., Lapeyre Properties, L.L.C., James M. Lapeyre, Jr., Whitney National Bank, Hibernia National Bank and Bank One, NA, and commercial notes thereunder.